(Check One): ☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25/A (AMENDMENT NO. 1) NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 000-50994
CUSIP NUMBER: 090657107

For Period Ended: December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: Not Applicable

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not Applicable

PART I

REGISTRANT INFORMATION

BioProgress PLC

Full Name of Registrant

N/A

Former Name if Applicable

15-17 Cambridge Science Park

Address of Principal Executive Office (Street and Number)

Milton Road, Cambridge CB4 0FQ, United Kingdom

City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On June 29, 2006, the Registrant filed with the U.S. Securities and Exchange Commission (the “SEC”), pursuant to Rule 12b-25, a notice of late filing of its Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (the “2005 Form 20-F”). The preparation of the Registrant’s 2005 Form 20-F continues to be delayed and the Registrant estimates it will be in a position to file the 2005 Form 20-F with the SEC on or about July 21, 2006.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of the person to contact in regard to this notification

Georgina Godby	+44.1223.394250
(Name)	(Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes* ☐ No

*	The Registrant is in the process of responding to comments received from the SEC in connection with the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004.

(3)	Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. Not Applicable.

BioProgress PLC

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 17, 2006	By	/s/ Richard Trevillion
Richard Trevillion
Chief Executive Officer